UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2010

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

March 31, 2010

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
March 31, 2010 and December 31, 2009
(Unaudited – Prepared By Management)

	March 31,	December 31,
ASSETS	2010	2009

Current
Cash and cash equivalents	$65,518	$90,212
Amounts receivable	1,157	931
	66,675	91,143
Mineral property – Note 4	1	1

	$66,676	$91,144

LIABILITIES

Current
Accounts payable and accrued liabilities	$13,413	$21,893
Advances payable – Note 5	188,552	194,139
Loans payable – Note 5	64,040	65,938

	266,005	281,970

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 6	8,827,569	8,827,569
Contributed surplus	236,808	236,808
Deficit	(9,263,706)	(9,255,203)

	(199,329)	(190,826)

	$66,676	$91,144
Nature and Continuance of Operations – Note 2
Subsequent Event – Note 9

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson"	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
for the three months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)

	2010	2009

General and administrative expenses
Consulting	$-	$8,880
Interest and bank charges	52	297
Legal fees	275	17,133
Management fees – Note 7	9,000	6,000
Rent, office and administration	1,732	1,964
Transfer agent and filing fees	4,844	8,622
Travel and entertainment	85	435

Loss before other item	(15,988)	(43,331)

Other item
Foreign exchange gain (loss)	7,485	(7,171)

Net loss for the period	(8,503)	(50,502)

Deficit, beginning of the period	(9,255,203)	(9,334,859)

Deficit, end of the period	$(9,263,706)	$(9,385,361)

Basic and diluted loss per share	$(0.01)	$(0.04)

Weighted average number of shares outstanding	1,258,797	1,258,797

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)

	2010	2009

Operating Activities
Net loss for the period	$(8,503)	$(50,502)
Add item not affecting cash:
Foreign exchange on advances and loans payable	(7,485)	7,163

	(15,988)	(43,339)
Changes in working capital balances related to operations:
Amounts receivable	(226)	1,534
Accounts payable and accrued liabilities	(8,480)	(4,947)

	(24,694)	(46,752)

Financing Activity
Advances payable	-	30,050

Investing Activity
Mineral property costs	-	(1,074)

Decrease in cash during the period	(24,694)	(17,776)

Cash and cash equivalents, beginning of the period	90,212	30,354

Cash and cash equivalents, end of the period	$65,518	$12,578

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ DEFICIENCY
for the year ended December 31, 2009
and for the three months ended March 31, 2010
 (Unaudited – Prepared by Management)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2008	1,258,797	$8,827,569	$236,808	$(9,334,859)	$(270,482)

Net income for the year	-	-	-	79,656	79,656

Balance, December 31, 2009	1,258,797	8,827,569	236,808	(9,255,203)	(190,826)

Net loss for the period	-	-	-	(8,503)	(8,503)

Balance, March 31, 2010	1,258,797	$8,827,569	$236,808	$(9,263,706)	$(199,329)

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 1            Interim Reporting

These interim financial statements are unaudited however they include all adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  All amounts included in financial statements are expressed in Canadian dollars unless otherwise indicated.  It is suggested that these interim financial statements be read in conjunction with the Company’s audited December 31, 2009 annual financial statements.

Note 2            Nature and Continuance of Operations

Newcastle Resources Ltd. (“the Company”) was incorporated in the Province of Ontario, Canada and its common shares are listed for trading on the OTC Bulletin Board in the United States.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

At March 31, 2010, the Company had a working capital deficiency of $199,330 (December 31, 2009: $190,827) and had an accumulated deficit of $9,263,706 (December 31, 2009: $9,255,203) which has been financed primarily by the issuance of equity.  These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business.  The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties.  These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

Note 3	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of mineral properties, the valuation of stock-based compensation and future income tax asset valuation allowances. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances.   However, actual results may differ from the estimates.

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NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 3             Significant Accounting Policies – (cont’d)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. Cash and cash equivalents include an investment in a redeemable guaranteed investment certificate (“GIC”) with an interest rate of prime minus 2.0% per annum. At March 31, 2010, the fair value of the GIC was $60,000 (December 31, 2009 - $80,000).

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties.  This standard requires liability recognition for retirement obligations associated with the Company's mineral properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as mineral properties.  As at March 31, 2010 and December 31, 2009, the Company did not have any asset retirement obligations.

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 3             Significant Accounting Policies – (cont’d)

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Foreign Currency Translation

The accounts of the Company are stated in Canadian dollars.  Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary balance sheet accounts are translated into Canadian dollars at the exchange rate in effect on the transaction date.  Expenses are translated into Canadian dollars at the exchange rate in effect on the transaction date.

Stock-based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant.  The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model.

Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased.

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted loss per share.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.  If the Company incurs a net loss, basic and diluted net loss per share are the same since the exercise of warrants, or options would be anti-dilutive.  During the year ended December 31, 2009 the Company recorded net income, however,  there were no warrants or options outstanding and therefore basic and diluted income per share were the same.

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 3            Significant Accounting Policies – (cont’d)

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.  A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 4            Mineral Property

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake Mining District of Ontario, subject to a 2% net smelter return royalty.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  Under the terms of the agreement, the Company can receive $400,000 and 160,000 common shares of Premier over a period of three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement.  The shares were valued at $78,400 which represents $1.96 per share being the closing price of Premier’s common shares on April 14, 2009.

A 3% net smelter return royalty is payable to the Company, which includes an underlying 2% royalty.  One-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000.  In addition, Premier must incur a minimum of $750,000 (incurred) of exploration expenditures over the three year option term, including $250,000 in the first year.  The option proceeds in excess of the book value of the Lennie property of $154,802 were shown as gain on option of mineral property in the statement of operations during the year ended December 31, 2009.

On April 1, 2010, Premier terminated the option and purchase agreement made between the Company and Premier (see Note 9).

Note 5            Advances and Loans Payable

Advances and loans payable are unsecured, non-interest bearing and have no specific terms of repayment.  They are denominated in US dollars and are from unrelated third parties.

During the three months ended March 31, 2009, an advance of $30,050 (US$25,000) was received.  Other changes in the advances and loans payable balances are due to the translation of the balances into Canadian dollars at the US dollar exchange rate in effect at the balance sheet date.

At March 31, 2010, advances payable and loans payable were $188,552 and $64,040 (US$185,000 and US$62,834, respectively) (December 31, 2009 - $194,139 and $65,938 (US $185,000 and US$62,834, respectively).

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 6             Share Capital

Authorized:

Unlimited number of common shares without par value
Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.  The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2009 is presented below:
		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2008	60,472	$3.52
Expired	(60,472)	$3.52

Outstanding, December 31, 2009	-	-

Stock-based Compensation Plan:

The Company has a stock option plan to grant stock options to directors, officers, employees and consultants of up to 10% of the issued and outstanding common shares of the Company on the date of grant.  The exercise price of options granted may not be less than the market price of the Company’s stock on the date of grant.  Options are granted for a maximum term of five years and vest as specified by the Plan Administrator at the date of grant.

There were no stock options granted during the three months ended March 31, 2010 or the year ended December 31, 2009.

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 7             Related Party Transactions

The Company incurred the following charges by a company with a director in common with the Company during the three months ended March 31, 2010 and 2009:

	2010	2009

Management fees	$9,000	$6,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8            Financial Instruments and Risk

Financial Instruments

As at March 31, 2010 and December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, advances payable and loans payable.

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity investments, available-for-sale, loans and receivables and other financial liabilities. The Company classifies its cash and cash equivalents as held-for-trading and its accounts payable and accrued liabilities and advances and loans payable as other financial liabilities.

Fair Value

The estimated fair values of cash and cash equivalents, accounts payable and accrued liabilities and advances and loans payable approximate their respective carrying values due to the short period to maturity. For fair value estimates relating to derivatives, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook section 3862 – Financial Instruments –Disclosures:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

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NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 8            Financial Instruments and Risk – (cont’d)

Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value of cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets.

The fair value of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars.  A change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and cash flows.  Accordingly, the Company is exposed to foreign currency risk.  The Company has not undertaken hedging activities to mitigate this risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2010
(Unaudited – Prepared by Management)

Note 8            Financial Instruments and Risk – (cont’d)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility.

The Company optioned its interest in the Lennie property to Premier, in part, for common shares of Premier.  These shares are subject to market risk.  During the year ended December 31, 2009, the Company received 40,000 common shares of Premier pursuant to the option and purchase agreement.  The Company sold the 40,000 common shares for proceeds of $100,823 resulting in a gain of $22,423.

Subsequent to March 31, 2010, the Company received an additional 20,000 common shares of Premier in consideration for termination of the option and purchase agreement (see Note 9).

Note 9            Subsequent Event

On April 1, 2010, Premier terminated the option and purchase agreement made between the Company and Premier.  In consideration for the termination, Premier agreed to issue the Company 20,000 common shares (received), pay for any environmental clean-up, remediation costs or liability arising from Premier’s activities on the property and deliver to the Company all technical information, surveys, data, reports and other documents related to the property that were prepared by Premier during the term of the agreement.

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NEWCASTLE RESOURCES LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2010

The following management discussion and analysis (“MD&A”) of the financial position, results of operations and cash flows of Newcastle Resources Ltd. (the “Company”) for the three months ended March 31, 2010 includes information up to and including May 18, 2010 and should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2010 and the audited annual financial statements for the years ended December 31, 2009, 2008 and 2007.  Our financial statements were prepared in accordance with generally accepted accounting principles in Canada.  All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  Additional information relating to our company is available on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

The Company was incorporated under the laws of the Province of Ontario and is extra-provincially registered in the Province of British Columbia.  We are a reporting issuer under the securities laws of both the Province of Ontario and the Province of British Columbia.  We are a foreign private issuer in the United States.  Our common shares trade on the OTC Bulletin Board under the trading symbol “NCSLF”.  On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd. and effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.  On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies.  On December 2, 2008, the Company disposed of the shares of its Mexican subsidiary.

The Company is in the business of acquiring, exploring and evaluating mineral properties.  The development of mineral properties is dependent on the receipt of a positive feasibility study.

OVERALL PERFORMANCE

Management

On February 15, 2008, Brent Petterson was appointed to the board of directors.  Mr. Petterson is a Certified General Accountant with extensive experience in financial reporting matters associated with public companies.  He is also on the board of directors of Garibaldi Resources Corp. and is the Chief Financial Officer of Sniper Resources Ltd.

On March 13, 2008, John Toljanich was appointed to the board of directors.  Mr. Toljanich is a businessman who has acted as a director of several public resource and energy companies over the past fifteen years.

On May 9, 2008, Roy Brown was appointed to the board of directors.  Mr. Brown was recently working as a consultant to Zena Mining Corp., a public company involved in barite mining in British Columbia, Canada.  Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

On May 9, 2008, John Toljanich was appointed as President and Chief Executive Officer of the Company and Brent Petterson was appointed as Chief Financial Officer of the Company.

All outstanding stock options to prior management were cancelled.  No new options have been granted.

Restructuring Plan

The Company is continuing with its restructuring plan which included the name change to Newcastle Resources Ltd., the one-for-thirty share consolidation and the private placement of up to 10,000,000 post consolidation shares at US$0.05 per share, all of which were approved by the Company’s shareholders at its annual and special meeting on September 9, 2008.

The Company is currently developing a list of shareholders to raise the US$500,000 contemplated in the private placement and anticipates this will be completed in the current year.

The Company continues to review opportunities in the resource sector with a view to acquiring a new project or projects capable of attracting additional financing and increasing shareholder value.  The Company is also seeking opportunities outside the resource sector.

The Lennie Property

The Company has a 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada.  In addition to the surface rights, the Company owns ten patented claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake.  It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks.  Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.  A small, shallow drill program completed in 1996 intersected faults containing mineralized quartz-carbonate veins in Balmer rocks.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  For this option, the Company would receive $400,000 and 160,000 common shares of the Premier over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.  The Company sold the 40,000 shares of Premier for proceeds of $100,823.

A 3% net smelter return royalty was payable to the Company, which includes the underlying 2% royalty.  One-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000.  In addition, the Premier committed to incur a minimum of $750,000 (incurred) of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the option and purchase agreement made between the Company and Premier.  In consideration for the termination, Premier agreed to issue the Company 20,000 common shares (received), pay for any environmental clean-up, remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared by Premier during the term of the agreement.  Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie property in 2009.

SELECTED ANNUAL INFORMATION
	2009	2008	2007
Revenues	$Nil	$Nil	$Nil
Income (loss) for the year	$79,656	$(170,270)	$(602,917)
Per share	$ 0.06	$ (0.14)	$ (0.50)
Total Assets	$91,144	$57,072	$35,985
Long Term Liabilities	$Nil	$Nil	$Nil
Dividends	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Net loss for the three months ended March 31, 2010 was $8,503 compared to $50,502 for the three months ended March 31, 2009.

General and administrative expenses for the three months ended March 31, 2010 decreased to $15,988 from $43,331 in the prior period.  The Company incurred consulting fees of $8,880 during prior quarter related to an independent assessment of our internal controls over financial reporting.  In addition, legal fees decreased substantially in comparison to the prior quarter as the Company was still undergoing a corporate reorganization during early 2009.

Recent strength in the Canadian dollar versus the US dollar resulted in an exchange gain on advances and loans payable of $7,485 for the three months ended March 31, 2010 compared to an exchange loss of $7,171 for the three months ended March 31, 2009.

Cash used in operations during the three months March 31, 2010 was $24,694 compared to $46,752 during the three months ended March 31, 2009.  The decrease was due to the decreased general and administrative expenses discussed above.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,
	2010	2009	2009	2009	2009	2008	2008	2008
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$8,503	$29,996	$2,951	$(163,105)	$50,502	$69,139	$41,334	$23,980
Per share	$(0.01)	$(0.02)	$(0.00)	$0.13	$(0.04)	$(0.06)	$(0.03)	$(0.02)
Per share, fully diluted	$(0.01)	$(0.03)	$(0.00)	$0.13	$(0.04)	$(0.06)	$(0.03)	$(0.02)

LIQUIDITY AND CAPITAL RESOURCES

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions and the inhospitable funding environment make it difficult to raise funds by private placements of shares.  The junior resource industry has been adversely affected by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  The Company has financed its operations to date through the issuance of equity and through loans or advances payable.

At March 31, 2010, the Company had a working capital deficiency of $199,330.  Cash reserves are not sufficient to extinguish our obligations and funds will be required for general operations and to investigate new projects.  The Company will require the continued support of its creditors.  Additional loans or advances, option payments or equity financings will be required.  The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share in the near future.

During the three months ended March 31, 2009, the Company received advances for working capital of US$25,000 which are included in current liabilities as advances payable.  These advances are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2009, the Company received $100,000 and 40,000 common shares of Premier Gold Mines Limited pursuant to an option and purchase agreement on the Lennie property.  The Company sold the 40,000 common shares for proceeds of $100,823.

On April 9, 2010, the Company received 20,000 common shares of Premier Gold Mines Limited as consideration for termination of the option and purchase agreement.  These shares are restricted from trading until August 2, 2010.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

The Company incurred the following charges by a company with a director in common with the Company during the three months ended March 31, 2010 and 2009:

	2010	2009

Management fees	$9,000	$6,000

Management fees were increased to $3,000 per month from $2,000 per month beginning in April 2009.  Management are paid to MBP Management Ltd.

PROPOSED TRANSACTIONS

The Company intends to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share.

CRITICAL ACCOUNTING ESTIMATES

None.

CHANGES IN ACCOUNTING POLICIES

Changes in Accounting Policies

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to the Company’s annual financial statements ending on December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company will be required to report utilizing IFRS effective on January 1, 2011.  In order to accomplish this, the Company will need to have a comparative statement prepared utilizing IFRS available for January 1, 2010.  Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet.

The Company’s CFO has taken IFRS seminars to become familiar with IFRS transition issues.  In addition, our audit committee will determine whether additional training for our other directors and officers is necessary.

The Company will determine which International Accounting Standards will affect its financial statements and what choices need to be made in the adoption of the new standards.  In light of these requirements, the Company has developed an IFRS transition plan.

The plan for transition is as follows:

Policy development and implementation decisions for IFRS

Transition goal:  Identify differences in relevant Canadian GAAP and IFRS accounting policies, selection of ongoing IFRS policies, selection of IFRS first‐time adoption of IFRS choices, development of new financial statement format.

Status:  We have identified the differences between accounting policies under Canadian GAAP and accounting policy choices under IFRS and are in the process of selecting accounting policies under IFRS.

Infrastructure modifications

Transition goal:  Staff trained in IFRS requirements.  Ensure accounting software selection, ledger accounts used and reporting procedures are sufficient to meet requirements of IFRS policy and reporting.

Status:  Key officers have been trained.  Additional training for management will be ongoing throughout the convergence period.

Business activities and contracts

Transition goal:  IFRS compliant financing contracts and other contractual arrangements which extend past January 1, 2011.  Contract modifications and re‐negotiations completed as necessary.

Status:  A review of contracts is planned to start in the next three months. Management is considering IFRS implications in current business negotiations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840, “Related Party Transactions”.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

At March 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, advances payable and loans payable.  The Company classifies its cash and cash equivalents and marketable securities as held-for-trading and its accounts payable and accrued liabilities, advances payable and loans payable as other financial liabilities.

Fair Values

The estimated fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity.

The fair values of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar.  The Company has liabilities denominated in US dollars.  A change in the exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and cash flows.  The Company has not hedged its exposure to currency fluctuations in the US dollar, however, the Company’s common shares are issued in US dollars.  At March 31, 2010, the Company had advances payable of $188,552 (US$185,000) and loans payable of $64,040 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility.

The Company optioned its interest in the Lennie property to Premier, in part, for common shares of Premier.  During the year ended December 31, 2009, the Company received 40,000 common shares of Premier and sold the shares for proceeds of $100,823 resulting in a gain of $22,423.

On April 9, 2010, the Company received an additional 20,000 common shares of Premier in consideration for termination of the option and purchase agreement.

OUTSTANDING SHARE DATA

Issued and Outstanding

At March 31, 2010 and May 18, 2010, there were 1,258,797 common shares issued and outstanding.

Stock-based Compensation Plan

At March 31, 2010 and May 18, 2010, there were no stock options outstanding.

Share Purchase Warrants

At March 31, 2010 and May 18, 2010, there were no share purchase warrants outstanding.

RISKS AND UNCERTAINTIES

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

General Risk Associated with the Mining Industry

The Company is engaged in the exploration and evaluation of mineral properties.  We do not have defined mineral resources or reserves on any of our mineral properties.  Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and stable funding of exploration programs.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including size, grade, and proximity to infrastructure, as well as metal prices. Some other factors that affect the financial viability of a given mineral deposit include government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations.  Management attempts to mitigate its exploration risk through exploration in stable jurisdictions and through joint ventures with other companies.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the Company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until a replacement is found.  Recruiting personnel is time consuming and expensive and competition can be intense.  The Company may be unable to retain key employees or attract and train other necessary qualified employees which may restrict growth potential.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, John Toljanich, Chief Executive Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 18, 2010

“John Toljanich”

John Toljanich,
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brent Petterson, Chief Financial Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 18, 2010

“Brent Petterson”

Brent Petterson,
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer and Director
Date:  May 18, 2010